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DSM Press Release

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SEC Mail Processing Section

MAR 19 2008

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07E

Heerlen (NL), 3 March 2008

Washington, DC
104

<u>DSM to sell Special Products to Arsenal Capital as first divestment following accelerated *Vision 2010*</u>

Royal DSM N.V., the global Life Sciences and Materials Sciences company headquartered in the Netherlands, has reached an agreement in principle with Arsenal Capital Partners (United States) on the sale of DSM Special Products BV. It is the first divestment following the accelerated *Vision 2010* strategy. The transaction is expected to close in early Q2 2008, subject to regulatory and legal approvals.

DSM expects to realize a net book profit after tax of just above EUR 10 million on the sale, which will be reported as an exceptional item in the income statement. In 2007 the business unit realized sales of EUR 101 million and a slight operating profit.

The sale is a result of the acceleration of DSM's transformation into a Life Sciences and Materials Sciences company. As outlined in the strategic program *Vision 2010 – Building on Strengths* a number of businesses which do not fit in the strategy, including DSM Special Products, will be divested.

DSM Special Products is the producer of Purox, an ingredient used in food as well as in a range of industrial applications. It also produces an ingredient for VevoVitall®, a product for the animal health market that will remain with DSM Nutritional Products. The supply of this ingredient for VevoVitall® to DSM Nutritional Products will not be affected due to an existing long-term supply agreement. DSM Special Products employs 126 people in Rotterdam and Sittard (Netherlands). They will all transfer to the new owner.

Jan Zuidam, deputy chairman of the Managing Board of DSM and responsible for DSM Special Products, commented: *"We are very pleased with the result of this first sale in the divestment programme of our accelerated* Vision 2010 *strategy. I am convinced that the business will continue to prosper under new ownership with which there is a better strategic fit. I wish to thank all DSM Special Products employees for their continued support and hard work and wish them all the best for the future."*

John Televantos, Principal at Arsenal Capital said: *"This acquisition of DSM Special Products is an excellent fit with our investment strategy in the Specialty Chemicals sector to acquire mid-size, niche market leaders in higher growth sectors that are supported by strong management teams. The acquisition will provide an excellent platform for growth through future investments planned for the Rotterdam site including a new manufacturing facility for di-benzoate esters and incremental capacity improvements to ensure our customers will have reliable supply of high quality products to meet their growing future needs. We are extremely pleased to have DSM Special Products as part of the Arsenal portfolio."*

The transaction is subject to various external approvals and will be submitted to the works councils according to the usual procedures.

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MAR 3 1 2008
THOMSON
FINANCIAL

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DSM – the Life Sciences and Materials Sciences Company
DSM creates innovative products and services in Life Sciences and Materials Sciences that contribute to the quality of life. DSM's products and services are used globally in a wide range of markets and applications, supporting a healthier, more sustainable and more enjoyable way of life. End markets include human and animal nutrition and health, personal care, pharmaceuticals, automotive, coatings and paint, electrics and electronics, life protection and housing. DSM has annual sales of almost EUR 8.8 billion and employs some 23,000 people worldwide. The company is headquartered in the Netherlands, with locations on five continents. DSM is listed on Euronext Amsterdam. More information: www.dsm.com.

Arsenal Capital Partners
Arsenal Capital Partners is a New York-based private equity firm that makes investments in specialty industrial, healthcare and financial services companies. Arsenal makes investments in sectors where the firm has prior knowledge and experience, and targets businesses that have the potential for further value creation by working closely with management to accelerate growth and leverage the firm's operational improvement capabilities. Arsenal currently has $800 million of committed equity capital under management. For additional information on Arsenal Capital Partners, please visit www.arsenalcapital.com.

For more information:

DSM Corporate Communications
Nelleke Barning
tel. +31 (0) 45 5782017
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Hans Vossen
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

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